mk



10035387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janssen Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Old Northern Blvd.
(No. and Street)

Roslyn (City) New York (State) 11576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlotte Sharkowitz (516) 299-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeFreitas & Minsky, LLP
(Name – *if individual, state last, first, middle name*)

30 Jericho Executive Plaza (Address) Jericho (City) New York (State) 11753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Janssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janssen Partners, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Pres.

Title



Notary Public

KATHRYN LAZAUSKAS
Notary Public, State of New York
Qualified in Nassau County
Reg. No. 01LA6189436
My Commission Expires June 23, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JANSSEN PARTNERS INC.

Financial Statement
and Supplementary Information

December 31, 2009

De Freitas & Minsky, LLP

Certified Public Accountants

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JANSSEN PARTNERS, INC.
1345 OLD NORTHERN BLVD.
ROSLYN, NY 11576

We have audited the accompanying statement of financial condition of Janssen Partners, Inc. as of December 31, 2009 and the related statement of income, stockholder's equity, cash flows, and accompanying supplementary information for the period then ended. Our responsibility is to express an opinion on these financial statements based on our audit.

We concluded our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Janssen Partners, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), Janssen Partners, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 30, 2010 expressed an unqualified opinion.



De Freitas & Minsky, LLP
Certified Public Accountants
January 30, 2010

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

JANSSEN PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash in bank		$	5,743
Receivable from brokers and dealers Clearance account			32,302
Securities owned at market value Other securities			70,800
Securities not readily marketable At estimated value			11
Furniture, equipment and leasehold (net)			31,648
Other assets Organization expenses			634
TOTAL ASSETS		$	141,138

LIABILITIES AND OWNERSHIP EQUITY

Accounts payable, accrued liabilities, expenses and other		$	8,154
Stockholder's Equity			
Common stock	$ 100,000		
Additional paid-in capital	1,887,697		
Accumulated deficit	(1,854,713)		
TOTAL OWNERSHIP EQUITY			132,984
TOTAL LIABILITIES AND OWNERSHIP EQUITY		$	141,138

THE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

JANSSEN PARTNERS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

INCOME	
Fees	$ 79,300
Gain on Firms Investments(Net)	8,659
Interest Income	294
Total Income	$ 88,253
EXPENSES	
Other expenses	$ 120,824
Regulatory fees	5,743
Total Expenses	126,567
Net gain (loss) for the year	(38,314)
Deficit – January 1, 2009	(1,816,399)
Deficit – December 31, 2009	$ (1,854,713)

THE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

JANSSEN PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
DECEMBER 31, 2009

Stockholder's equity – January 1, 2009	$	171,298
Net gain (loss) for the year		(38,314)
Stockholder's equity – December 31, 2009	$	132,984

THE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

JANSSEN PARTNERS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2009

CASHFLOWS FROM OPERATING ACTIVITIES		
Net gain (loss)		$ (38,314)
Non-cash items included in net gain		
Depreciation and amortization		1,148
(Increase) decrease in operating assets:		
Receivables from brokers or dealers	$ 8,776	
Securities owned at market value	(8,656)	
Securities not readily marketable at estimated value	(4)	116
Increase (decrease) in operating liabilities, account payable and other liabilities		(8,122)
Cash increased (decreased) by operating activities		(45,172)
Cash – January 1, 2009		50,915
Cash – December 31, 2009		$ 5,743

THE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Note 1. Principal Business Activity and Summary of Significant Accounting Policies

Janssen Partners, Inc. (the "Company") was incorporated on August 29, 1997 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc.

The Company acts as an introducing broker, an agent in the private placements of securities and provides consulting services.

As an introducing broker-dealer, the Company is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Securities owned, traded on a national securities exchange or listed on the NASDAQ National Market are valued at the last reported sales price on the last business day of the year. All other securities owned are valued at the last reported bid and ask prices, respectively, with the resulting gains and losses reflected in income.

Included in securities owned is $11 of securities which do not have a ready market. These securities have been valued at fair value using methods determined in good faith by management after consideration of all pertinent information. Because of the inherent uncertainty of valuation of these securities, management's estimate of fair value may differ from those that would have been used had a ready market existed, and the differences could be material.

These financial statements reflect income from security transactions and commissions on customers' security transactions on a trade-date basis.

Depreciation of property and equipment is provided for based upon the straight-line method over the estimated useful life of the assets, under the federal income tax method.

For federal income tax purposes, the company has elected to be treated as a small business corporation (S Corporation) under the applicable sections of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes as such earnings or losses flow directly to the stockholder. State taxes are payable at reduced rates.

Note 2. **Commitments and Contingencies**

The Company operates in premises owned by a corporation wholly owned by its sole stockholder.

We have been advised by legal council that the there are no pending or threatened actions which could have an adverse impact on the respondent.

Note 3. **Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk**

In the normal course of business, the Company is engaged in various trading and brokerage activities as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

Note 4. **Net Capital Requirement**

The company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the company had a net capital of $81,425 which was $76,425 in excess of its required net capital of $5,000.

JANSSEN PARTNERS, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

1.	Total ownership equity		$ 132,984
6.	Deductions		
	Non-allowable assets		
	Securities not readily marketable	$ 11	
	Furniture, equipment & leasehold	31,648	
	Other assets	634	32,293
8.	Net capital before haircut		100,691
9.	Haircut		
	Other securities	$ 10,620	
	Undue concentration	8,646	19,266
10.	Net capital		$ 81,425

Computation of Basic Net Capital

11.	Minimum net capital (6 2/3% of line 19)	544
12.	Basic net capital	5,000
13.	Net capital requirement	5,000
14.	Excess net capital	76,425
15.	Excess net capital @ 1000% (line 10 less 10% of line 19)	$ 80,609

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness	8,154
19.	Total aggregate indebtedness	8,154
20.	Percentage of aggregate indebtedness to net capital	10.01%

JANSSEN PARTNERS, INC.
COMPUTATION OF DIFFERENCES OF NET CAPITAL
BETWEEN CORPORATION FOCUS AND AUDITED REPORT
DECEMBER 31, 2009

Net capital per corporation's focus	$ 81,432
Net capital per audit report	81,425
Difference	$ 7

JANSSEN PARTNERS, INC.
DECEMBER 31, 2009
EXEMPTIVE PROVISION UNDER FILE 15C3-3

Exemption from rule 15c3-3 is claimed under section k (2) ii.

DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

January 30, 2010

Board of Directors
Janssen Partners, Inc.

In planning and performing our audit of the financial statements of Janssen Partners, Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(k) (2) (b). We did not review the practices and procedures followed by the company in making quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to asses the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

Because of inherent limitations in any internal control structure or any practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



De Freitas & Minsky, LLP
Certified Public Accountants

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NEW YORK 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com